# SEC Schedule 13D/A (Amendment No. 30) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ontrak, Inc., CIK 0001136174
CUSIP: 683373401
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Date of event which requires filing of this statement: 05/19/2025
Filed by CIK 0001797168
Persons authorized to receive notices and communications: Terren S. Peizer, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Acuitas Group Holdings, LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Acuitas Capital LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321; Humanitario Capital LLC, 200 Dorado Beach Drive #3831, Dorado, Puerto Rico (PR), 00646, 310-444-4321

## Reporting persons
- Acuitas Group Holdings, LLC (CIK 0001797168): type of reporting person: other (OO); citizenship or place of organization: California (CA); source of funds: other (OO); sole voting power 0; shared voting power 34,728,746; sole dispositive power 0; shared dispositive power 34,728,746; aggregate amount beneficially owned 34,728,746 (89.5% of the class)
  Comment: Based on 38,814,461 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of April 8, 2025, as disclosed by the Company in the Annual Report on Form 10-K filed with the SEC on April 14, 2025 ("FY24 Form 10-K"); (ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas in June 2024; (iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (iv) an aggregate of 5,555,560 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 10,329,091 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and (vi) an aggregate of 6,666,672 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.
- Acuitas Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 13,333,344; sole dispositive power 0; shared dispositive power 13,333,344; aggregate amount beneficially owned 13,333,344 (76% of the class)
  Comment: Based on 17,551,192 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of April 8, 2025, as disclosed by the Company in the FY24 Form 10-K; (ii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (iii) an aggregate of 5,555,560 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and (iv) an aggregate of 6,666,672 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.
- Humanitario Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: other (OO); sole voting power 0; shared voting power 18,089,029; sole dispositive power 0; shared dispositive power 18,089,029; aggregate amount beneficially owned 18,089,029 (88.2% of the class)
  Comment: Based on 20,501,397 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of April 8, 2025, as disclosed by the Company in the FY24 Form 10-K; and (ii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, in each case, as described further below in Item 5.
- Terren S. Peizer: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 52,817,775; shared voting power 0; sole dispositive power 52,817,775; shared dispositive power 0; aggregate amount beneficially owned 52,817,775 (95.9% of the class)
  Comment: Based on 55,098,010 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of: (i) 4,217,848 Shares issued and outstanding as of April 8, 2025, as disclosed by the Company in the FY24 Form 10-K; (ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas in June 2024; (iii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023; (iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (v) an aggregate of 5,555,560 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); (vi) an aggregate of 10,329,091 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment; and (vii) an aggregate of 6,666,672 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash), in each case, as described further in Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Ontrak, Inc.
Address of issuer's principal executive offices: 333 S. E. 2ND AVENUE, SUITE 2000, MIAMI, Florida (FL), 33131
Comment: This Amendment No. 30 to Schedule 13D (this "Amendment") is being filed by Acuitas Group Holdings, LLC, a California limited liability company ("Acuitas"), Acuitas Capital LLC, a Delaware limited liability company and a wholly owned subsidiary of Acuitas ("Acuitas Capital"), Humanitario Capital LLC, a Puerto Rico limited liability company ("Humanitario"), and Terren S. Peizer ("Mr. Peizer") (collectively, the "Reporting Persons") to amend the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on October 20, 2010, as amended by Amendment No. 1 to Schedule 13D filed on December 6, 2011, Amendment No. 2 to Schedule 13D filed on April 27, 2012, Amendment No. 3 to Schedule 13D filed on September 20, 2012, Amendment No. 4 to Schedule 13D filed on February 14, 2013, Amendment No. 5 to Schedule 13D filed on May 11, 2021, Amendment No. 6 to Schedule 13D filed on July 27, 2021, Amendment No. 7 to Schedule 13D filed on August 16, 2021, Amendment No. 8 to Schedule 13D filed on November 2, 2021, Amendment No. 9 to Schedule 13D filed on April 18, 2022, Amendment No. 10 to Schedule 13D filed on September 2, 2022, Amendment No. 11 to Schedule 13D filed on September 8, 2022, Amendment No. 12 to Schedule 13D filed on November 22, 2022, Amendment No. 13 to Schedule 13D filed on January 4, 2023, Amendment No. 14 to Schedule 13D filed on January 6, 2023, Amendment No. 15 to Schedule 13D filed on February 23, 2023, Amendment No. 16 to Schedule 13D filed on March 7, 2023, Amendment No. 17 to Schedule 13D filed on March 8, 2023, Amendment No. 18 to Schedule 13D filed on June 27, 2023, Amendment No. 19 to Schedule 13D filed on November 2, 2023, Amendment No. 20 to Schedule 13D filed on November 15, 2023, Amendment No. 21 to Schedule 13D filed on December 20, 2023, Amendment No. 22 to Schedule 13D filed on April 1, 2024, Amendment No. 23 to Schedule 13D filed on April 10, 2024, Amendment No. 24 to Schedule 13D filed on June 5, 2024, Amendment No. 25 to Schedule 13D filed on June 21, 2024, Amendment No. 26 to Schedule 13D filed on August 30, 2024, Amendment No. 27 to Schedule 13D filed on October 3, 2024, Amendment No. 28 to Schedule 13D filed on October 7, 2024 and Amendment No. 29 to Schedule 13D filed on April 1, 2025 (as amended and supplemented, the "Original Statement" and, as amended and supplemented by this Amendment, the "Statement"), relating to common stock, par value $0.0001 per share (the "Shares"), of Ontrak, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein but not defined have the respective meanings ascribed to them in the Original Statement.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 below, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Statement is hereby amended and supplemented by adding the following information:

"As previously disclosed, on March 28, 2024, Acuitas Capital, the Company, certain of the Company's subsidiaries and U.S. Bank Trust Company, National Association, entered into the Sixth Amendment (the "Sixth Amendment") to the Master Note Purchase Agreement, dated as of April 15, 2022, as amended by that certain First Amendment made as of August 12, 2022, that certain Second Amendment made as of November 19, 2022, that certain Third Amendment made as of December 30, 2022, that certain Fourth Amendment made as of June 23, 2023 and that certain Fifth Amendment made as of October 31, 2023 (as amended by the Sixth Amendment, the "Keep Well Agreement").

Pursuant to the terms of the Sixth Amendment, the Company issued and sold to Acuitas Capital, and Acuitas Capital purchased from the Company, an additional Demand Note dated as of May 9,2025, with an aggregate principal amount of $500,000, in the form attached as Exhibit A to the Sixth Amendment, as previously filed as Exhibit 99.28 to the Original Statement. The source of funds was working capital. Pursuant to the terms of the Sixth Amendment, in connection with the Demand Note purchased by Acuitas Capital from the Company, the Company issued to Acuitas a Demand Warrant, issued as of May 9, 2025, in the form attached as Exhibit B to the Sixth Amendment, to purchase up to an aggregate of 609,756 Shares, exercisable at an initial exercise price of $1.64 per share (in each case, subject to further adjustment).

On May 19, 2025, the Company and Acuitas Capital entered into an agreement (the "May 2025 Agreement") relating to the Keep Well Agreement, pursuant to which Acuitas Capital committed to purchase from the Company (i) up to $5.0 million in principal amount of Demand Notes and (ii) up to $5.0 million in principal amount of senior secured non-convertible promissory notes payable upon demand of the holder (the "Non-Convertible Demand Notes"). Under the May 2025 Agreement, the Company, at any time, may request that Acuitas Capital purchase a Demand Note in a principal amount up to $1.5 million, and at any time after Acuitas Capital has purchased all $5.0 million in principal amount of Demand Notes, the Company may request that Acuitas Capital purchase a Non-Convertible Demand Note in a principal amount of up to $1.5 million. Acuitas Capital's obligation to purchase a Demand Note or Non-Convertible Demand Notes, as the case may be, is subject to the conditions that (1) (x) the Company used best efforts to effect a registered equity offering to raise sufficient capital to pay and discharge, when due and payable, all of its obligations; (y) the Company was unable despite its best efforts to obtain effect such offering on reasonably acceptable terms, as determined by the Company's board of directors (such determination to be made as if the financing contemplated by the May 2025 Agreement were not available to the Company); and (z) absent obtaining the funds requested by the Company, the Company will not have sufficient unrestricted cash to pay and discharge, when due and payable, all of its obligations for the 30-day period following the date such notice is delivered; and (2) since May 19, 2025, there shall have been no material adverse change (or any event or events that, individually or in the aggregate, with or without lapse of time, could reasonably be expected to result in a material adverse change) in the results of operations, business operations, properties, assets, condition (financial or otherwise), customer relations, business activities or business prospects of the Company and its subsidiaries.

Under the terms of the May 2025 Agreement, the Company may not request, without Acuitas Capital's consent, that Acuitas Capital purchase more than $1.5 million in principal amount of Demand Notes or Non-Convertible Demand Notes, as the case may be, within any 30-day period, and to the extent the Company receives proceeds from a capital contribution or the issuance of any capital stock on or after May 19, 2025, Acuitas Capital may, in its sole discretion, elect to reduce the amount of Demand Notes and Non-Convertible Demand Notes to be purchased on a dollar-for-dollar basis.

In the May 2025 Agreement, Acuitas Capital also agreed not to exercise its right to require that any amounts due under any Demand Note or Non-Convertible Demand Note be paid until the earlier of (a) September 1, 2026 and (b) 30 days following the date on which Acuitas Capital has purchased all $5.0 million in principal amount of Non-Convertible Demand Notes.

In accordance with the terms of the Sixth Amendment, in connection with the issuance of each Demand Note, the Company will issue to Acuitas Capital (or its designee) a Demand Warrant, having a term of five years, to purchase such number of Shares equal to (x) the product of the principal amount of the applicable Demand Note and 200%, divided by (y) the initial exercise price of the applicable Demand Warrant, which will be equal to the consolidated closing bid price of the Company's common stock immediately preceding the time the applicable Demand Note is issued by the Company. If a Non-Convertible Demand Note is issued, no warrant or any other security will be issued by the Company in connection with the issuance thereof.

The terms of the Non-Convertible Demand Notes are the same as the terms of the Demand Notes except that the Non-Convertible Demand Notes are not convertible and when the amounts payable by the Company under a Non-Convertible Demand Note become due, in addition to all other amounts owed by the Company in respect thereof, the Company will pay to the holder thereof an amount in cash equal to the difference, as determined in a manner mutually acceptable to the Company and Acuitas Capital, between the value of (i) a Demand Note with the same principal amount as the applicable Non-Convertible Demand Note, and (ii) the applicable Non-Convertible Demand Note, as of the issuance date of the applicable Non-Convertible Demand Note. In determining the value of a Demand Note, the value of the conversion rights of Demand Notes and of the warrants that would have been issued in connection with the issuance of a Demand Note and upon conversion of a Demand Note, assuming it was converted in full, shall be taken into account.

The foregoing descriptions of the May 2025 Agreement and the Non-Convertible Demand Notes do not purport to be complete and are qualified in their entirety by reference to the May 2025 Agreement, which is attached hereto as Exhibit 99.30, and the form of Non-Convertible Demand Note, which is attached as an exhibit to the May 2025 Agreement, both of which are incorporated by reference herein."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Statement is amended and restated in its entirety as follows:

"(a) and (b)

Acuitas

All percentages of Shares outstanding contained herein with respect to Acuitas are based on 38,814,461 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of April 8, 2025, as disclosed by the Company in the FY24 Form 10-K;

(ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iv) an aggregate of 5,555,560 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 9, 2025 (as described in Item 4 above) (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 10,329,091 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 609,756 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 9, 2025; and

(vi) an aggregate of 6,666,672 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 277,778 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Acuitas may be deemed to have beneficial ownership of 34,728,746 Shares, consisting of:

(i) an aggregate of 132,133 Shares owned by Acuitas as of the date hereof;

(ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iv) an aggregate of 5,555,560 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 10,329,091 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 609,756 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 9, 2025; and

(vi) an aggregate of 6,666,672 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 277,778 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas represents approximately 89.5% of the total number of Shares outstanding as of the date hereof. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 34,728,746 Shares with Mr. Peizer. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of 13,333,344 Shares with Acuitas Capital and Mr. Peizer.
Number of shares as to which each person has sole or shared power to vote or dispose:
Acuitas Capital

All percentages of Shares outstanding contained herein with respect to Acuitas Capital are based on 17,551,192 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of April 8, 2025, as disclosed by the Company in the FY24 Form 10-K;

(ii) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(iii) an aggregate of 5,555,560 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and

(iv) an aggregate of 6,666,672 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 277,778 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Acuitas Capital may be deemed to have beneficial ownership of 13,333,344 Shares, consisting of:

(i) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(ii) an aggregate of 5,555,560 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash); and

(iii) an aggregate of 6,666,672 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 277,778 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Acuitas Capital represents approximately 76.0% of the total number of Shares outstanding as of the date hereof. Acuitas Capital may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 13,333,344 Shares with Acuitas and Mr. Peizer.

Humanitario

All percentages of Shares outstanding contained herein with respect to Humanitario are based on 20,501,395 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of April 8, 2025, as disclosed by the Company in the FY24 Form 10-K; and

(ii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023, representing the sum of (1) 14,983,974 Shares underlying the Private Placement Warrant and (2) 1,299,575 Shares underlying the Private Placement Pre-Funded Warrant.

As of the date hereof, Humanitario may be deemed to have beneficial ownership of 18,089,029 Shares, consisting of:

(i) an aggregate of 1,805,480 Shares owned by Humanitario as of the date hereof; and

(ii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023.

The Shares beneficially owned by Humanitario represents approximately 88.2% of the total number of Shares outstanding as of the date hereof. Humanitario may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 18,089,029 Shares with Mr. Peizer.

Mr. Peizer

All percentages of Shares outstanding contained herein with respect to Mr. Peizer are based on 55,098,010 Shares deemed outstanding pursuant to Rule 13d-3(d)(1), calculated as the sum of:

(i) 4,217,848 Shares issued and outstanding as of April 8, 2025, as disclosed by the Company in the FY24 Form 10-K;

(ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023;

(iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 5,555,560 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(vi) an aggregate of 10,329,091 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 609,756 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 9, 2025; and

(vii) an aggregate of 6,666,672 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 277,778 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

As of the date hereof, Mr. Peizer may be deemed to have beneficial ownership of 52,817,775 Shares, consisting of:

(i) an aggregate of 1,937,613 Shares beneficially owned by Mr. Peizer as of the date hereof, representing the sum of (1) 132,133 Shares owned by Acuitas as of the date hereof and (2) 1,805,480 Shares owned by Humanitario as of the date hereof;

(ii) an aggregate of 10,934,178 Shares underlying the New Keep Well Warrants previously issued to Acuitas pursuant to the Sixth Amendment in June 2024;

(iii) an aggregate of 16,283,549 Shares underlying the Private Placement Securities previously issued to Humanitario in November 2023;

(iv) 1,111,112 Shares issuable to Acuitas Capital (or its designee) upon the conversion of the Surviving Note previously issued to Acuitas Capital in November 2023 (assuming (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(v) an aggregate of 5,555,560 Shares issuable to Acuitas Capital (or its designee) upon the conversion of outstanding Demand Notes purchased by Acuitas Capital, including the Demand Note purchased on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash);

(vi) an aggregate of 10,329,091 Shares underlying the Demand Warrants issued to Acuitas in connection with the purchase of Demand Notes pursuant to the Sixth Amendment, including 609,756 Shares underlying the Demand Warrant issued in respect of the Demand Note purchased on May 9, 2025; and

(vii) an aggregate of 6,666,672 Shares underlying the Conversion Warrants issuable to Acuitas Capital (or its designee), including 277,778 Shares underlying the Conversion Warrant issuable upon the conversion of the Demand Note purchased by Acuitas Capital on May 9, 2025 (assuming, in each case, (1) a conversion price equal to $1.80 per share and (2) any accrued interest thereon is paid in cash).

The Shares beneficially owned by Mr. Peizer represents approximately 95.9% of the total number of Shares outstanding as of the date hereof. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 52,817,775 Shares."
Transactions in the class effected during the past sixty days:
Item 5(c) of the Statement is hereby supplemented with the following:

"The Reporting Persons had no transactions in the securities of the Company since the most recent filing on Schedule 13D."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Statement is hereby amended and supplemented to include the information disclosed in Item 4 above, which information is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex. 99.30 Agreement between Ontrak, Inc. and Acuitas Capital LLC dated May 19, 2025.

## Signatures
- Acuitas Group Holdings, LLC: /s/ Terren S. Peizer, Terren S. Peizer, Chairman (05/20/2025)
- Acuitas Capital LLC: /s/ Terren S. Peizer, Terren S. Peizer, Chairman (05/20/2025)
- Humanitario Capital LLC: /s/ Terren S. Peizer, Terren S. Peizer, Sole Member (05/20/2025)
- Terren S. Peizer: /s/ Terren S. Peizer, Terren S. Peizer (05/20/2025)